UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

22 October 2008
Number 34/08

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2008

BHP Billiton delivered a solid performance in the first quarter of the 2009 financial year. This was achieved within a challenging supply environment characterised by unexpected disruptions, including the hurricanes in the Gulf of Mexico.

Consistent with the outlook statement given at our interim and preliminary results, China has not been immune to the global slowdown. Macroeconomic indicators show that Chinese growth has softened during the quarter, albeit from very high levels. We expect volatility and uncertainty to continue in the short term. Notwithstanding this short term uncertainty, we remain confident that the ongoing industrialisation and urbanisation of China and other developing economies will continue to drive strong longer term demand for our products.

Our uniquely diversified portfolio of low cost and high quality assets places us at a competitive advantage in the current uncertain environment and we are well positioned to capitalise as markets recover. Our strong cash flow and balance sheet allows us to re-invest throughout the cycle, in our growth projects that are focused on lower risk brownfield expansions in high margin commodities.

* Quarterly production records delivered at Hunter Valley Coal, Mining Area C, Saraji (all Australia), Samarco (Brazil), Samancor Manganese (South Africa), Cerrejon Coal (Colombia) and Zamzama (Pakistan) operations.

* Record quarterly shipments for iron ore to meet customer demand.

* Samarco Third Pellet Plant (Brazil) successfully ramped up to full design capacity.

* Olympic Dam (Australia) achieved a quarterly record for ore hoisted and material mined.

* Petroleum production was 15 per cent higher than the September 2007 quarter due to newly commissioned projects and strong operational performance. This was achieved despite the impact of two hurricanes in the Gulf of Mexico (USA).

* Kalgoorlie Nickel Smelter (Australia) rebuild was successfully completed ahead of schedule.

	SEPT	SEPT Q08	SEPT Q08
	2008	vs	vs
PETROLEUM	QTR	SEPT Q07	JUNE Q08
Crude Oil, Condensate and Natural Gas Liquids ('000 bbl)	18,922	31%	-7%
Natural Gas (bcf)	95.28	0%	0%
Total Petroleum Products (million boe)	34.80	15%	-4%

Total Petroleum Products - Production was 15 per cent higher than the September 2007 quarter driven by the ramp up of new projects delivered in the 2008 financial year. In addition two new projects commenced during the quarter, Neptune (USA) and North West Shelf Train 5 (Australia), contributing additional volumes. Two million barrels of oil equivalent was delayed due to the impact of two hurricanes in the Gulf of Mexico.

As announced by the operator, the Mad Dog (USA) drilling rig was lost as a result of Hurricane Ike. The facility was shut down for part of the September 2008 quarter. It is currently anticipated that production will resume in the next quarter. The operator and other owners are currently examining options to permanently address the rig loss at Mad Dog.

Crude Oil, Condensate, and Natural Gas Liquids - Production was 31 per cent higher than the September 2007 quarter due to significant growth in high margin crude production from new projects. This was achieved despite the impact of two hurricanes in the Gulf of Mexico.

Production was slightly lower than the previous quarter, mainly due to the impact of hurricanes in the Gulf of Mexico and unplanned interruptions at Bruce (UK).

Natural Gas - Production was in line with the September 2007 quarterly production record and the prior quarter.
	SEPT	SEPT Q08	SEPT Q08
	2008	vs	vs
ALUMINIUM	QTR	SEPT Q07	JUNE Q08
Alumina ('000 tonnes)	1,098	-5%	-4%
Aluminium ('000 tonnes)	309	-8%	1%

Alumina - Production decreased for the quarter mainly due to scheduled maintenance at Alumar (Brazil) and Worsley (Australia). Stockpiled hydrate from the calciner outages at Alumar and Worsley is expected to be processed next quarter.

Aluminium - The Southern African smelters continued to operate at reduced levels to comply with the mandatory reduction in power consumption. The September 2008 quarter included the complete shutdown of the B and C potlines at Bayside (South Africa).
	SEPT	SEPT Q08	SEPT Q08
	2008	vs	vs
BASE METALS	QTR	SEPT Q07	JUNE Q08
Copper ('000 tonnes)	308.9	0%	-21%
Lead (tonnes)	58,252	-5%	10%
Zinc (tonnes)	41,761	12%	-4%
Silver ('000 ounces)	10,300	-7%	12%
Uranium Oxide Concentrate (Uranium) (tonnes)	1,110	19%	8%

Copper - Production was in line with the September 2007 quarter driven by the continued ramp up of Spence and Escondida Sulphide Leach (both Chile) and improved reliability, head grade and recovery at Olympic Dam; this was offset by lower production at Escondida.

In line with expectations, production was lower than the June 2008 quarter. Escondida's production was impacted by declining ore grade and poor reliability in the electrical motor of the Laguna Seca SAG mill. Escondida has reduced throughput to minimise potential of further stoppages. However, this will result in reduced copper concentrate production until a permanent solution is implemented within an estimated nine month period.

The impact to total copper production at Escondida is estimated to be around 10 per cent in the 2009 financial year.  This is in addition to the impact of grade decline announced in the June 2008 quarter.

Lead - Production was lower than the September 2007 quarter due to lower head grades at Cannington (Australia) and Antamina (Peru). Production was higher than the June 2008 quarter due to increased mill throughput.

Zinc - Production was higher than the September 2007 quarter mainly due to improved grade at Antamina.

Silver - Production decreased versus the September 2007 quarter due to lower grades at Cannington and Antamina. Lower production at Escondida was in line with lower concentrate production. This was partially offset by improved mining performance at Olympic Dam.

Production increased versus the June 2008 quarter primarily due to increased mill throughput at Cannington and improved mining performance at Olympic Dam.

Uranium - Production increased versus all comparative quarters due to an improvement in uranium recovery at Olympic Dam.  Olympic Dam also achieved a record for ore hoisted and material mined.

	SEPT	SEPT Q08	SEPT Q08
		vs	vs
DIAMONDS & SPECIALTY PRODUCTS	QTR	SEPT Q07	JUNE Q08
Diamonds ('000 carats)	773	-24%	-11%

Diamonds - Production decreased compared to the June 2008 and September 2007 quarters mainly due to lower grades and a change in ore source. As Ekati (Canada) transitions from open pit mining to underground mining the mix of ore processed will change from time to time. During the quarter Ekati processed a higher proportion of higher value carats from Koala underground as production continues to ramp up.
	SEPT	SEPT Q08	SEPT Q08
	2008	vs	vs
STAINLESS STEEL MATERIALS	QTR	SEPT Q07	JUNE Q08
Nickel ('000 tonnes)	26.8	-31%	-37%

Nickel - In line with expectations, production for the quarter was affected by a major furnace rebuild at the Kalgoorlie Nickel Smelter. The Kwinana Nickel Refinery (Australia) was shut down for the same duration for maintenance activities. The furnace rebuild was successfully completed ahead of schedule. Production at the smelter is now back at full capacity and the refinery is expected to be at full capacity by the end of October 2008. In addition, Yabulu (Australia) was impacted by planned maintenance. This was partially offset by the continued ramp up of Ravensthorpe and the Yabulu Extension Project (both Australia).
	SEPT	SEPT Q08	SEPT Q08
	2008	vs	vs
IRON ORE	QTR	SEPT Q07	JUNE Q08
Iron ore ('000 tonnes) (a)	29,824	15%	0%

Iron Ore - Record shipments were achieved for the quarter ended September 2008. Production was 15 per cent higher than the September 2007 quarter due to the successful execution of a series of growth projects in Western Australia.

In addition, Samarco (Brazil) set a quarterly production record as the operations benefited from the successful ramp up of the third pellet plant.

Production at Western Australian Iron Ore for the September 2008 quarter was impacted by the temporary suspension of operations following safety incidents.

	SEPT	SEPT Q08	SEPT Q08
	2008	vs	vs
MANGANESE	QTR	SEPT Q07	JUNE Q08
Manganese Ore ('000 tonnes)	1,830	27%	-1%
Manganese Alloy ('000 tonnes)	203	10%	7%

Manganese Ore - Production was higher than the September 2007 quarter due to improved mine performance at GEMCO (Australia) and Hotazel (South Africa) and increased availability of rail and port capacity in South Africa.

Production for the quarter was in line with the June 2008 quarter. The South African operations achieved a fourth consecutive quarterly record. GEMCO production was impacted by maintenance and tie-in activities for its expansion project.

Manganese Alloy - Production for the quarter was higher than both comparative quarters despite the impact of the mandatory 10 per cent reduction in power consumption and load shedding in South Africa.

	SEPT	SEPT Q08	SEPT Q08
	2008	vs	vs
METALLURGICAL COAL	QTR	SEPT Q07	JUNE Q08
Metallurgical Coal ('000 tonnes)	9,210	-4%	1%

Metallurgical Coal - Production continued to recover strongly from the wet weather events earlier in the year with record production for the quarter achieved at Saraji. Mines are now operating at full capacity whilst continuing to manage water and mud removal. Queensland Coal (Australia) had record shipments for the quarter.

Illawarra Coal's (Australia) production decreased for the quarter mainly due to extended longwall change outs.
	SEPT	SEPT Q08	SEPT Q08
	2008	vs	vs
ENERGY COAL	QTR	SEPT Q07	JUNE Q08
Energy Coal ('000 tonnes) (b)	18,796	-4%	-12%

Energy Coal - Quarterly production records were achieved at Cerrejon Coal and Hunter Valley Coal. Production at New Mexico Coal (USA) was higher than the September 2007 quarter due to increased operational efficiencies at Navajo (USA). Moreover, the comparative quarter was impacted by poor geological conditions at San Juan (USA). Production was in line with the quarter ended June 2008.

(a) Including Goldsworthy operations classified as continuing operations as at 1 July 2008. Reclassification is consistent with the long term mine production strategy.

(b) Excluding Optimum operation which was sold effective 1 July 2007

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

This report together with the Exploration and Development Report represent the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 30 September 2008.

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			QUARTER ENDED		% Change
							SEPT Q08	SEPT Q08
		SEPT	JUNE	SEPT	SEPT	SEPT	vs	vs
		2007	2008	2008	2008	2007	SEPT Q07	JUNE Q08
PETROLEUM
Crude oil & condensate	('000 bbl)	11,299	17,588	16,182	16,182	11,299	43%	-8%
Natural gas	(bcf)	95.68	95.37	95.28	95.28	95.68	0%	0%
Natural gas liquid	('000 bbl)	3,095	2,743	2,740	2,740	3,095	-11%	0%
Total Petroleum Products	(million boe)	30.34	36.23	34.80	34.80	30.34	15%	-4%

ALUMINIUM
Alumina	('000 tonnes)	1,153	1,149	1,098	1,098	1,153	-5%	-4%
Aluminium	('000 tonnes)	337	305	309	309	337	-8%	1%

BASE METALS
Copper	('000 tonnes)	307.8	390.7	308.9	308.9	307.8	0%	-21%
Lead	(tonnes)	61,521	53,176	58,252	58,252	61,521	-5%	10%
Zinc	(tonnes)	37,259	43,454	41,761	41,761	37,259	12%	-4%
Gold	(ounces)	40,313	38,424	41,751	41,751	40,313	4%	9%
Silver	('000 ounces)	11,124	9,236	10,300	10,300	11,124	-7%	12%
Uranium oxide concentrate	(tonnes)	933	1,027	1,110	1,110	933	19%	8%
Molybdenum	(tonnes)	693	590	608	608	693	-12%	3%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	1,022	864	773	773	1,022	-24%	-11%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	38.6	42.6	26.8	26.8	38.6	-31%	-37%

IRON ORE
Iron ore (a)	('000 tonnes)	26,001	29,924	29,824	29,824	26,001	15%	0%

MANGANESE
Manganese ore	('000 tonnes)	1,445	1,851	1,830	1,830	1,445	27%	-1%
Manganese alloy	('000 tonnes)	184	190	203	203	184	10%	7%

METALLURGICAL COAL
Metallurgical coal	('000 tonnes)	9,572	9,132	9,210	9,210	9,572	-4%	1%

ENERGY COAL
Energy coal (b)	('000 tonnes)	19,623	21,353	18,796	18,796	19,623	-4%	-12%

(a)							Including Goldsworthy operations classified as continuing operations as at 1 July 2008.Reclassification is consistent with the long term mine production strategy.

(b)	Excluding Optimum which was disposed effective 1 July 2007.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					QUARTER ENDED
	BHP Billiton	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	Interest	2007	2007	2008	2008	2008	2008	2007
PETROLEUM
Production
Crude oil & condensate	('000 bbl)	11,299	12,317	16,240	17,588	16,182	16,182	11,299
Natural gas	(bcf)	95.68	91.21	85.76	95.37	95.28	95.28	95.68
NGL (a)	('000 bbl)	3,095	2,685	2,201	2,743	2,740	2,740	3,095
Total Petroleum Products	(million boe)	30.34	30.20	32.73	36.23	34.80	34.80	30.34

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	784	771	712	768	733	733	784
Suriname	45%	244	252	247	240	241	241	244
Alumar	36%	125	134	136	141	124	124	125
Total		1,153	1,157	1,095	1,149	1,098	1,098	1,153

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	178	180	167	170	175	175	178
Bayside	100%	48	47	44	29	25	25	48
Alumar	40%	44	44	45	45	45	45	44
Mozal	47%	67	67	62	61	64	64	67
Total		337	338	318	305	309	309	337

BASE METALS (b)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	167.0	177.3	157.0	178.2	116.8	116.8	167.0
Antamina	33.8%	27.5	29.3	24.1	30.8	28.4	28.4	27.5
Pinto Valley (d)	100%	-	5.2	9.6	12.0	14.2	14.2	-
Total		194.5	211.8	190.7	221.0	159.4	159.4	194.5

Cathode ('000 tonnes)
Escondida	57.5%	30.9	30.3	30.1	40.3	35.6	35.6	30.9
Cerro Colorado	100%	23.1	27.3	28.7	27.3	21.8	21.8	23.1
Spence (c)	100%	23.9	34.2	41.6	43.0	35.7	35.7	23.9
Pinto Valley (d)	100%	1.8	1.7	1.8	1.6	1.6	1.6	1.8
Olympic Dam	100%	33.6	42.8	36.0	57.5	54.8	54.8	33.6
Total		113.3	136.3	138.2	169.7	149.5	149.5	113.3

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	61,073	70,369	67,505	52,601	57,768	57,768	61,073
Antamina	33.8%	448	175	380	575	484	484	448
Total		61,521	70,544	67,885	53,176	58,252	58,252	61,521

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	14,503	15,487	13,735	17,244	14,449	14,449	14,503
Antamina	33.8%	22,756	12,320	22,235	26,210	27,312	27,312	22,756
Total		37,259	27,807	35,970	43,454	41,761	41,761	37,259

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	23,194	21,376	17,660	17,501	14,391	14,391	23,194
Olympic Dam (refined gold)	100%	17,119	24,338	18,555	20,505	27,360	27,360	17,119
Pinto Valley (d)	100%	-	-	1,300	418	-	-	-
Total		40,313	45,714	37,515	38,424	41,751	41,751	40,313

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	1,116	877	790	821	668	668	1,116
Antamina	33.8%	1,056	652	803	994	932	932	1,056
Cannington	100%	8,759	10,124	9,421	7,181	8,391	8,391	8,759
Olympic Dam (refined silver)	100%	193	239	169	179	244	244	193
Pinto Valley (d)	100%	-	13	38	62	65	65	-
Total		11,124	11,905	11,221	9,236	10,300	10,300	11,124

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	933	1,191	993	1,027	1,110	1,110	933
Total		933	1,191	993	1,027	1,110	1,110	933

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	693	679	580	590	514	514	693
Pinto Valley (d)	100%	-	-	-	-	94	94	-
Total		693	679	580	590	608	608	693

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	1,022	843	620	864	773	773	1,022

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.9%	12.5	11.4	7.8	10.1	10.7	10.7	12.5
Yabulu	100%	5.5	6.0	6.2	10.3	9.1	9.1	5.5
Nickel West	100%	20.6	26.3	29.0	22.1	7.0	7.0	20.6
Total		38.6	43.7	43.0	42.6	26.8	26.8	38.6

Refer footnotes on page 4.

IRON ORE
Production ('000 tonnes) (e)
Mt Newman Joint Venture	85%	7,904	8,147	7,265	7,013	7,210	7,210	7,904
Goldsworthy Joint Venture	85%	134	170	386	251	232	232	134
Area C Joint Venture	85%	4,916	6,474	7,114	8,626	9,209	9,209	4,916
Yandi Joint Venture	85%	9,823	9,770	10,061	10,622	8,961	8,961	9,823
Jimblebar	85%	1,157	1,248	1,660	1,054	1,461	1,461	1,157
Samarco	50%	2,067	2,107	1,933	2,357	2,751	2,751	2,067
Total		26,001	27,916	28,419	29,924	29,824	29,824	26,001

MANGANESE
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (f)	60%	572	709	877	882	929	929	572
Australia (f)	60%	873	904	789	969	901	901	873
Total		1,445	1,613	1,666	1,851	1,830	1,830	1,445

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (f) (g)	60%	123	141	125	124	133	133	123
Australia (f)	60%	61	68	67	66	70	70	61
Total		184	209	192	190	203	203	184

METALLURGICAL COAL
Production ('000 tonnes) (h)
BMA	50%	5,917	6,138	4,232	6,508	6,384	6,384	5,917
BHP Mitsui Coal (i)	80%	1,454	1,526	847	1,306	1,633	1,633	1,454
Illawarra	100%	2,201	1,979	1,767	1,318	1,193	1,193	2,201
Total		9,572	9,643	6,846	9,132	9,210	9,210	9,572

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	11,706	11,277	11,129	10,960	9,009	9,009	11,706
USA	100%	2,511	3,671	2,636	4,834	4,005	4,005	2,511
Australia	100%	2,918	2,959	2,965	2,934	2,975	2,975	2,918
Colombia	33%	2,488	2,702	2,553	2,625	2,807	2,807	2,488
Total		19,623	20,609	19,283	21,353	18,796	18,796	19,623

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).

(b)	Metal production is reported on the basis of payable metal.
(c)	Spence operations were commissioned during the December 2006 quarter.
(d)	The Pinto Valley operations were restarted during the December 2007 quarter.
(e)	Iron ore production is reported on a wet tonnes basis.
(f)	Shown on 100% basis.BHP Billiton interest in saleable production is 60%.
(g)	Production includes Medium Carbon Ferro Manganese.
(h)	Metallurgical coal production is reported on the basis of saleable product.Production figures include some thermal coal.
(i)	Shown on 100% basis.BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2007	2007	2008	2008	2008	2008	2007
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,638	3,103	2,918	3,184	3,412	3,412	3,638
North West Shelf (a)	2,532	2,493	1,912	2,153	2,115	2,115	2,532
Atlantis (b)	-	615	3,320	3,471	2,232	2,232	-
Shenzi (b)	-	32	194	322	188	188	-
Liverpool Bay & Bruce / Keith	923	946	935	836	680	680	923
ROD / Ohanet	1,830	1,709	1,628	1,555	1,624	1,624	1,830
Other (c)	2,376	3,419	5,333	6,066	5,931	5,931	2,376
Total	11,299	12,317	16,240	17,588	16,182	16,182	11,299

NATURAL GAS (billion cubic feet) (d)
Bass Strait	39.77	28.41	22.44	33.31	37.08	37.08	39.77
North West Shelf (a)	27.17	28.13	26.43	26.76	27.01	27.01	27.17
Atlantis (b)	-	0.12	1.54	2.07	1.25	1.25	-
Shenzi (b)	-	0.01	0.06	0.07	0.04	0.04	-
Liverpool Bay & Bruce / Keith	8.87	12.70	12.32	11.32	7.51	7.51	8.87
Other (c)	19.87	21.84	22.97	21.83	22.39	22.39	19.87
Total	95.68	91.21	85.76	95.37	95.28	95.28	95.68

NGL ('000 barrels)
Bass Strait	2,327	1,801	1,571	2,056	2,149	2,149	2,327
North West Shelf (a)	438	417	300	343	364	364	438
Liverpool Bay & Bruce / Keith	48	153	109	116	41	41	48
ROD / Ohanet	282	314	221	228	186	186	282
Total	3,095	2,685	2,201	2,743	2,740	2,740	3,095

TOTAL PETROLEUM PRODUCTS	30.34	30.20	32.73	36.23	34.80	34.80	30.34
(million barrels of oil equivalent) (d)

(a)	North West Shelf LNG Train 5 was commissioned during the September 2008 quarter.
(b)	The Atlantis and Genghis Khan operations were commissioned during the December 2007 quarter. Genghis Khan is reported in Shenzi.
(c)

Other includes Neptune, Stybarrow, Griffin, Minerva, Angostura, Mad Dog, West Cameron 76, Mustang, Genesis, Starlifter, and Pakistan. The Stybarrow operation was commisioned during the December 2007 quarter and the Neptune operation was commissioned during the September 2008 quarter.

(d)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.
PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2007	2007	2008	2008	2008	2008	2007
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	784	771	712	768	733	733	784
Paranam, Suriname	244	252	247	240	241	241	244
Alumar, Brazil	125	134	136	141	124	124	125
Total	1,153	1,157	1,095	1,149	1,098	1,098	1,153

Sales
Worsley, Australia	792	803	683	703	781	781	792
Paranam, Suriname	244	265	246	261	216	216	244
Alumar, Brazil	131	128	135	137	128	128	131
Total (a)	1,167	1,196	1,064	1,101	1,126	1,126	1,167

ALUMINIUM
Production
Hillside, South Africa	178	180	167	170	175	175	178
Bayside, South Africa	48	47	44	29	25	25	48
Alumar, Brazil	44	44	45	45	45	45	44
Mozal, Mozambique	67	67	62	61	64	64	67
Total	337	338	318	305	309	309	337

Sales
Hillside, South Africa	165	180	159	183	160	160	165
Bayside, South Africa	50	50	48	29	24	24	50
Alumar, Brazil	43	48	43	47	37	37	43
Mozal, Mozambique	56	72	57	73	36	36	56
Total	314	350	307	332	257	257	314
Tolling Agreement (a)	33	33	30	34	31	31	33
	347	383	337	366	288	288	347

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
		2007	2007	2008	2008	2008	2008	2007
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated.Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	82,995	88,319	102,566	103,253	99,375	99,375	82,995
Sulphide ore milled (100%)	('000 tonnes)	22,406	21,777	22,029	24,491	20,416	20,416	22,406
Average copper grade	(%)	1.63%	1.72%	1.56%	1.55%	1.32%	1.32%	1.63%
Production ex Mill (100%)	('000 tonnes)	305.2	316.8	285.0	312.7	208.6	208.6	305.2

Production
Payable copper	('000 tonnes)	167.0	177.3	157.0	178.2	116.8	116.8	167.0
Payable gold concentrate	(fine ounces)	23,194	21,376	17,660	17,501	14,391	14,391	23,194
Copper cathode (EW)	('000 tonnes)	30.9	30.3	30.1	40.3	35.6	35.6	30.9
Payable silver concentrate	('000 ounces)	1,116	877	790	821	668	668	1,116

Sales
Payable copper	('000 tonnes)	162.9	173.0	160.6	178.4	118.2	118.2	162.9
Payable gold concentrate	(fine ounces)	22,957	21,158	18,190	17,477	14,521	14,521	22,957
Copper cathode (EW)	('000 tonnes)	31.7	23.8	32.3	41.6	31.2	31.2	31.7
Payable silver concentrate	('000 ounces)	1,089	864	813	820	666	666	1,089

Cerro Colorado, Chile
Material mined	('000 tonnes)	17,095	17,798	16,769	17,107	16,526	16,526	17,095
Ore milled	('000 tonnes)	4,278	4,410	4,437	4,599	4,594	4,594	4,278
Average copper grade	(%)	0.84%	1.03%	0.80%	0.85%	0.86%	0.86%	0.84%

Production
Copper cathode (EW)	('000 tonnes)	23.1	27.3	28.7	27.3	21.8	21.8	23.1

Sales
Copper cathode (EW)	('000 tonnes)	23.5	24.5	28.5	29.8	23.7	23.7	23.5

Spence, Chile (a)
Material mined	('000 tonnes)	16,983	19,758	20,335	20,065	18,738	18,738	16,983
Ore milled	('000 tonnes)	4,132	4,333	3,918	4,255	4,490	4,490	4,132
Average copper grade	(%)	1.56%	1.61%	1.48%	1.85%	2.18%	2.18%	1.56%

Production
Copper cathode (EW)	('000 tonnes)	23.9	34.2	41.6	43.0	35.7	35.7	23.9

Sales
Copper cathode (EW)	('000 tonnes)	29.5	24.0	39.9	51.3	34.6	34.6	29.5

(a)	Spence operations were commissioned during the December 2006 quarter.

Antamina, Peru
Material mined (100%)	('000 tonnes)	31,145	31,289	29,095	29,336	30,026	30,026	31,145
Sulphide ore milled (100%)	('000 tonnes)	8,344	6,955	6,518	7,729	8,133	8,133	8,344
Average head grades
- Copper	(%)	1.15%	1.47%	1.21%	1.38%	1.15%	1.15%	1.15%
- Zinc	(%)	1.17%	0.69%	1.55%	1.46%	1.54%	1.54%	1.17%

Production
Payable copper	('000 tonnes)	27.5	29.3	24.1	30.8	28.4	28	28
Payable zinc	(tonnes)	22,756	12,320	22,235	26,210	27,312	27,312	22,756
Payable silver	('000 ounces)	1,056	652	803	994	932	932	1,056
Payable lead	(tonnes)	448	175	380	575	484	484	448
Payable molybdenum	(tonnes)	693	679	580	590	514	514	693

Sales
Payable copper	('000 tonnes)	28.5	32.6	20.4	33.5	26.7	27	29
Payable zinc	(tonnes)	25,306	12,458	16,630	29,385	26,402	26,402	25,306
Payable silver	('000 ounces)	917	719	512	940	719	719	917
Payable lead	(tonnes)	334	140	261	461	387	387	334
Payable molybdenum	(tonnes)	662	605	531	837	482	482	662

Cannington, Australia
Material mined	('000 tonnes)	824	808	698	821	724	724	824
Ore milled	('000 tonnes)	661	755	726	658	824	824	661
Average head grades
- Silver	(g/t)	478	489	472	397	384	384	478
- Lead	(%)	10.4%	10.7%	10.7%	9.2%	8.3%	8.3%	10.40%
- Zinc	(%)	3.5%	3.3%	3.2%	3.8%	3.0%	3.0%	3.50%

Production
Payable silver	('000 ounces)	8,759	10,124	9,421	7,181	8,391	8,391	8,759
Payable lead	(tonnes)	61,073	70,369	67,505	52,601	57,768	57,768	61,073
Payable zinc	(tonnes)	14,503	15,487	13,735	17,244	14,449	14,449	14,503

Sales
Payable silver	('000 ounces)	6,725	11,266	7,727	8,918	9,507	9,507	6,725
Payable lead	(tonnes)	46,148	78,325	53,167	62,997	64,980	64,980	46,148
Payable zinc	(tonnes)	9,257	19,577	9,629	17,710	16,949	16,949	9,257

Olympic Dam, Australia
Material mined (a)	('000 tonnes)	2,424	2,520	2,333	2,397	2,628	2,628	2,424
Ore milled	('000 tonnes)	2,239	2,552	2,225	2,570	2,518	2,518	2,239
Average copper grade	(%)	1.83%	1.86%	1.86%	2.06%	2.08%	2.08%	1.83%
Average uranium grade	kg/t	0.57	0.63	0.59	0.58	0.56	0.56	0.57

Production
Copper cathode (ER)	('000 tonnes)	30.6	40.2	32.9	53.2	51.9	51.9	30.6
Copper cathode (EW)	('000 tonnes)	3.0	2.6	3.1	4.4	2.9	2.9	3.0
Uranium oxide concentrate	(tonnes)	933	1,191	993	1,027	1,110	1,110	933
Refined gold	(fine ounces)	17,119	24,338	18,555	20,505	27,360	27,360	17,119
Refined silver	('000 ounces)	193	239	169	179	244	244	193

Sales
Copper cathode (ER)	('000 tonnes)	30.7	41.0	31.9	52.0	49.5	49.5	30.7
Copper cathode (EW)	('000 tonnes)	3.1	2.5	2.3	4.3	3.3	3.3	3.1
Uranium oxide concentrate	(tonnes)	562	346	1,182	1,610	868	868	562
Refined gold	(fine ounces)	20,118	21,760	19,767	19,556	26,121	26,121	20,118
Refined silver	('000 ounces)	192	237	173	185	232	232	192

(a)	Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper concentrate (a)	('000 tonnes)	-	5.2	9.6	12.0	14.2	14.2	-
Copper cathode (EW)	('000 tonnes)	1.8	1.7	1.8	1.6	1.6	1.6	1.8
Payable silver (a)	('000 ounces)	-	13.3	38.4	61.7	65.2	65.2	-
Payable gold (a)	('000 ounces)	-	-	1.3	0.4	-	-	-
Payable molybdenum	(tonnes)					93.7	93.7	-

Sales
Copper concentrate	('000 tonnes)	-	2.6	7.9	12.4	14.0	14.0	-
Copper cathode (EW)	('000 tonnes)	0.9	0.9	4.0	1.4	1.6	1.6	0.9
Payable silver	('000 ounces)	-	13.3	38.4	61.7	65.2	65.2	-
Payable gold	('000 ounces)	-	-	1.3	0.4	-	-	-
Payable molybdenum	(tonnes)					15.0	15.0	-

(a)	Production restarted during the December 2007 quarter.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
		2007	2007	2008	2008	2008	2008	2007
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,009	1,080	967	1,356	1,192	1,192	1,009

Production	('000 carats)	1,022	843	620	864	773	773	1,022

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2007	2007	2008	2008	2008	2008	2007
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.5	11.4	7.8	10.1	10.7	10.7	12.5

Sales	6.9	13.2	13.6	8.2	10.7	10.7	6.9

Yabulu, Australia (a)
Production
Nickel metal	5.5	6.0	6.2	10.3	9.1	9.1	5.5
Cobalt	0.5	0.4	0.3	0.5	0.4	0.4	0.5

Sales
Nickel metal	5.3	6.3	6.5	9.7	7.2	7.2	5.3
Cobalt	0.4	0.5	0.4	0.5	0.4	0.4	0.4

(a) Yabulu Extension was commissioned during the March 2008 quarter.

Nickel West, Australia
Production
Nickel contained in concentrate	-	1.2	1.3	2.8	6.4	6.4	-
Nickel contained in finished matte	3.9	8.5	10.3	4.9	0.6	0.6	3.9
Nickel metal	16.7	16.6	17.4	14.5	-	-	16.7
Nickel production	20.6	26.3	29.0	22.1	7.0	7.0	20.6

Sales
Nickel contained in concentrate	-	0.9	0.6	3.8	6.1	6.1	-
Nickel contained in finished matte	6.2	9.5	9.4	7.2	-	-	6.2
Nickel metal	14.7	14.4	15.7	20.7	4.7	4.7	14.7
Nickel sales	20.9	24.8	25.7	31.7	10.8	10.8	20.9

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2007	2007	2008	2008	2008	2008	2007
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	7,904	8,147	7,265	7,013	7,210	7,210	7,904
Goldsworthy Joint Venture	134	170	386	251	232	232	134
Area C Joint Venture	4,916	6,474	7,114	8,626	9,209	9,209	4,916
Yandi Joint Venture	9,823	9,770	10,061	10,622	8,961	8,961	9,823
Jimblebar	1,157	1,248	1,660	1,054	1,461	1,461	1,157
Total (BHP Billiton share)	23,934	25,809	26,486	27,567	27,073	27,073	23,934
Total production (100%)	28,159	30,363	31,160	32,432	31,851	31,851	28,159

Shipments
Lump	6,076	7,179	7,603	8,282	9,172	9,172	6,076
Fines	17,979	18,847	19,714	19,881	19,013	19,013	17,979
Total (BHP Billiton share)	24,055	26,026	27,317	28,164	28,185	28,185	24,055
Total sales (100%)	28,300	30,619	32,138	33,134	33,159	33,159	28,300

(a)	Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	2,067	2,107	1,933	2,357	2,751	2,751	2,067

Shipments	1,850	2,316	1,589	2,234	2,836	2,836	1,850

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2007	2007	2008	2008	2008	2008	2007
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

MANGANESE ORE
South Africa
Saleable production (a)	572	709	877	882	929	929	572

Australia
Saleable production (a)	873	904	789	969	901	901	873

MANGANESE ALLOY
South Africa
Saleable production (a) (b)	123	141	125	124	133	133	123

Australia
Saleable production (a)	61	68	67	66	70	70	61

(a)	Shown on 100% basis.BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.
PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2007	2007	2008	2008	2008	2008	2007
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,407	1,370	1,345	1,510	1,457	1,457	1,407
Goonyella	1,677	1,505	1,117	1,737	1,699	1,699	1,677
Peak Downs	881	1,243	849	1,121	914	914	881
Saraji	777	890	376	853	1,104	1,104	777
Norwich Park	502	576	306	642	439	439	502
Gregory Joint Venture	673	554	239	644	771	771	673
BMA total	5,917	6,138	4,232	6,508	6,384	6,384	5,917

BHP Mitsui Coal (b)
South Walker Creek	939	868	438	617	1,049	1,049	939
Poitrel	515	658	409	688	584	584	515
BHP Mitsui Coal total	1,454	1,526	847	1,306	1,633	1,633	1,454
Queensland total	7,371	7,664	5,079	7,814	8,017	8,017	7,371

Shipments
Coking coal	5,479	5,875	3,790	5,275	5,923	5,923	5,479
Weak coking coal	1,668	1,966	1,726	1,442	1,961	1,961	1,668
Thermal coal	516	328	497	491	462	462	516
Total	7,663	8,169	6,013	7,207	8,346	8,346	7,663

(a)	Metallurgical coal production is reported on the basis of saleable product.Production figures include some thermal coal.
(b)	Shown on 100% basis.BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	2,201	1,979	1,767	1,318	1,193	1,193	2,201

Shipments
Coking coal	1,906	1,851	1,549	1,097	895	895	1,906
Thermal coal	199	290	194	157	160	160	199
Total	2,105	2,141	1,743	1,254	1,055	1,055	2,105

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2007	2007	2008	2008	2008	2008	2007
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

South Africa (a)
Production	11,706	11,277	11,129	10,960	9,009	9,009	11,706

Sales
Export	4,207	4,269	3,119	3,989	2,329	2,329	4,207
Local utility	7,063	7,351	7,430	7,381	7,066	7,066	7,063
Inland	388	209	190	487	376	376	388
Total	11,658	11,829	10,739	11,857	9,771	9,771	11,658

(a)	Comparative periods include production from the South African Optimum operations, which was sold effective from 1 July 2007

New Mexico, USA
Production
Navajo Coal	1,548	1,899	1,800	2,286	2,064	2,064	1,548
San Juan Coal	963	1,772	836	2,548	1,941	1,941	963
Total	2,511	3,671	2,636	4,834	4,005	4,005	2,511

Sales - local utility	3,693	3,254	2,573	3,207	3,660	3,660	3,693

Hunter Valley, Australia
Production	2,918	2,959	2,965	2,934	2,975	2,975	2,918

Sales
Export	1,423	1,892	1,842	2,549	1,849	1,849	1,423
Inland	1,179	985	791	512	946	946	1,179
Total	2,602	2,877	2,633	3,061	2,795	2,795	2,602

Cerrejon Coal, Colombia
Production	2,488	2,702	2,553	2,625	2,807	2,807	2,488

Sales - export	2,761	2,334	2,534	2,547	2,593	2,593	2,761

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Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
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BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 22 October 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary